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- Complete malware and ransomware isolation
- Centralized Browsing Policy Enforcement
- Seamless user experience
- User identity protection
- Browsing performance acceleration
- Internet browsing on any cloud
- 100% separation of duties for regulatory compliance

Supported Virtualization Technologies
Citrix, Microsoft, VMware

Supported Cloud Platforms
AWS Workspace, Microsoft Azure, VCloud Air

Supported Browsers
• Internet Explorer 8 and up
• Mozilla Firefox 6.5 and up
• Chrome (all versions)

Also available as a virtual appliance for:
• VMWare ESXi
• Windows Hyper-V

About CIGLOO Secure Browsing

CIGLOO Secure Browsing is a leading provider of Secure Remote Browsing solutions. Our secure remote browsing solution enables a fast, secure and more efficient way for employees to access any website with confidence. Any cyber threat is isolated so your users and network remain safe and regulatory compliant.

CIGLOO Secure Browsing Solution

Browsing - Security
CIGLOO enables your employees to securely access all URLs and any web application without risk to corporate core sensitive data. Any web content will be handled in a remote, secured, managed and isolated environment.

Browsing - User experience
CIGLOO provides a seamless user experience, efficiently preserving with absolute ease all user browsing preferences in a single browser experience . Users browse any site, while keeping their preferences and enjoying a lightning fast, completely secure session.

Browsing - Management
CIGLOO management console allows administrators to control and manage the corporate browsing policies based on: User groups, User location, Browser location, Application browser compatibility, URL category, Time frame and more.

Browsing - Performance
CIGLOO allow admins to utilize the organization browsing performance by separating heavy consuming websites from mission critical applications while preserving a seamless user experience.



Security
All malware and ransomware are isolated



User Experience
Seamless browsing user experience



Management
Oganization's browsing policy enforcement



Performance
Manage and control heavy consuming websites

How It Works

CIGLOO is an advanced web proxy residing between users and their virtual environment. It can be implemented on premise or in the cloud. All web content execution is controlled and isolated using CIGLOO's advanced rule engine, determining how, where and when web content is displayed and which browser is used.

